SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 033-58972

Urban Television Network Corp / Punch Animation, Inc.

(Exact name of registrant as specified in its charter)

1201 North La Brea Ave. #256

Inglewood, California 90302

(909) 486-4742

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ ]	Rule 12h-3 (b) (1) (i)	[ ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (1) (ii)	[X]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (ii)	[X]	Rule 12h-3 (b) (2) (ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 455

1 The registrant is not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. The registrant is a voluntary filer.

Pursuant to the requirements of the Securities Exchange Act of 1934, Urban Television Network Corp / Punch Animation, Inc, a Nevada corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 13, 2019

                Urban Television Network Corp / Punch Animation, Inc.

                By: /s/ Joseph Collins

                Name: Joseph Collins

                Title: Chief Executive Officer